**Mercedes-Benz Auto Receivables Trust 2015-1**
**Investor Report**

Collection Period Ended        31-Dec-2016

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 18 | | | |
| Collection Period (from... to) | 1-Dec-2016 | 31-Dec-2016 | | |
| Determination Date | 12-Jan-2017 | | | |
| Record Date | 13-Jan-2017 | | | |
| Distribution Date | 17-Jan-2017 | | | |
| Interest Period of the Class A-1, A-2B Notes (from... to) | 15-Dec-2016 | 17-Jan-2017 | Actual/360 Days | 33 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Dec-2016 | 15-Jan-2017 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 369,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 323,000,000.00 | 86,684,465.63 | 64,828,880.44 | 21,855,585.19 | 67.664350 | 0.200709 |
| Class A-2B Notes | 215,000,000.00 | 57,700,186.10 | 43,152,350.76 | 14,547,835.34 | 67.664350 | 0.200709 |
| Class A-3 Notes | 441,580,000.00 | 441,580,000.00 | 441,580,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 157,000,000.00 | 157,000,000.00 | 157,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,505,580,000.00** | **742,964,651.73** | **706,561,231.20** | **36,403,420.53** | | |
| Overcollateralization | 38,608,085.19 | 38,604,702.13 | 38,604,702.13 | | | |
| Adjusted Pool Balance | 1,544,188,085.19 | 781,569,353.86 | 745,165,933.33 | | | |
| Yield Supplement Overcollateralization Amount | 72,757,380.27 | 34,499,825.10 | 32,812,449.53 | | | |
| **Pool Balance** | **1,616,945,465.46** | **816,069,178.96** | **777,978,382.86** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,608,085.19 | 2.50% |
| Target Overcollateralization Amount | 38,604,702.13 | 2.50% |
| Current Overcollateralization Amount | 38,604,702.13 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.390000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 0.820000% | 59,234.38 | 0.183388 | 21,914,819.57 | 67.847739 |
| Class A-2B Notes | 0.973890% | 51,510.83 | 0.239585 | 14,599,346.17 | 67.903936 |
| Class A-3 Notes | 1.340000% | 493,097.67 | 1.116667 | 493,097.67 | 1.116667 |
| Class A-4 Notes | 1.750000% | 228,958.33 | 1.458333 | 228,958.33 | 1.458333 |
| **Total** | | **$832,801.21** | | **$37,236,221.74** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---:|---|---:|
| Principal Collections | 37,410,492.55 | (1) Total Servicing Fee | 680,057.65 |
| Interest Collections | 1,896,994.69 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 186,073.51 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Recoveries | 315,090.21 | (3) Interest Distributable Amount Class A Notes | 832,801.21 |
| Purchase Amounts | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Advances made by the Servicer | 0.00 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Investment Earnings | 6,720.49 | (6) Regular Principal Distributable Amount | 36,403,420.53 |
| **Available Collections** | **39,815,371.45** | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| | | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| Reserve Fund Draw Amount | 0.00 | (9) Excess Collections to Certificateholders | 1,899,092.06 |
| **Available Funds** | **39,815,371.45** | **Total Distribution** | **39,815,371.45** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---:|---:|---:|
| Total Servicing Fee | 680,057.65 | 680,057.65 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 832,801.21 | 832,801.21 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 59,234.38 | 59,234.38 | 0.00 |
| thereof on Class A-2B Notes | 51,510.83 | 51,510.83 | 0.00 |
| thereof on Class A-3 Notes | 493,097.67 | 493,097.67 | 0.00 |
| thereof on Class A-4 Notes | 228,958.33 | 228,958.33 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 832,801.21 | 832,801.21 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 36,403,420.53 | 36,403,420.53 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 36,403,420.53 | 36,403,420.53 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,860,470.21 |
| Reserve Fund Amount - Beginning Balance | 3,860,470.21 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 654.00 |
| minus Net Investment Earnings | 654.00 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,860,470.21 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 654.00 |
| Net Investment Earnings on the Collection Account | 6,066.49 |
| Investment Earnings for the Collection Period | 6,720.49 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,616,945,465.46 | 51,910 |
| Pool Balance beginning of Collection Period | 816,069,178.96 | 36,700 |
| Principal Collections | 23,181,156.97 | |
| Principal Collections attributable to Full Pay-offs | 14,229,335.58 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 680,303.55 | |
| Pool Balance end of Collection Period | 777,978,382.86 | 35,899 |
| Pool Factor | 48.11% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 2.83% | 2.82% |
| Weighted Average Number of Remaining Payments | 54.86 | 38.44 |
| Weighted Average Seasoning (months) | 10.12 | 27.76 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 773,958,718.01 | 35,767 | 99.48% |
| 31-60 Days Delinquent | 3,140,459.41 | 97 | 0.40% |
| 61-90 Days Delinquent | 877,211.27 | 32 | 0.11% |
| 91-120 Days Delinquent | 1,994.17 | 3 | - % |
| Total | 777,978,382.86 | 35,899 | 100.00% |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 680,303.55 | 20 | 7,905,965.66 | 247 |
| Principal Net Liquidation Proceeds | 184,061.11 | | 1,029,021.12 | |
| Principal Recoveries | 309,476.57 | | 3,080,157.12 | |
| Principal Net Loss / (Gain) | 186,765.87 | | 3,796,787.42 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.281% |
| Prior Collection Period | 0.585 % |
| Second Prior Collection Period | 0.199 % |
| Third Prior Collection Period | 0.191 % |
| Four Month Average | 0.314% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.235% |
| **Average Net Loss / (Gain)** | 15,371.61 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.